

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 8, 2017

Michael T. McGuinty
Senior Vice President, General Counsel and Secretary
Ensco plc
6 Chesterfield Gardens
London, England WIJ5BQ

>   **Re: Ensco plc**
>   **Registration Statement on Form S-4**
>   **Filed February 1, 2017**
>   **File No. 333-215853**

Dear Mr. McGuinty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

>   Sincerely,
>
>   /s/ Kevin M. Dougherty *for*
>
>   H. Roger Schwall
>   Assistant Director
>   Office of Natural Resources